NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire Class A Common Shares and Class B Common Shares of Sea Containers Ltd. (the 'Company') from trading on both the NYSE and NYSE Arca and also remove the 10 3/4% Senior Notes due 2006, 7 7/8% Senior Notes due 2008, 12 1/2% Senior Notes due 2009 and 10 1/2% Senior Notes due 2012 (together with the Common Shares, the 'Securities') from listing and registration on the Exchange at the opening of business on December 8, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The decision was reached in view of the fact that the Company is a late filer and was under review by NYSE Regulation in light of the delay in filing with the SEC of its December 31, 2005 Form 10-K and certain 2006 Form 10-Q filings. Because of the overall uncertainty surrounding the completion of the Company's current financial statement filing requirements and the Company's focus on developing a restructuring plan as previously announced, the Company was unable to give any assurance as to when the delayed reports may be available for filing. Consequently, the Company did not submit materials to NYSE Regulation requesting up to an additional six-month trading period with regards to its delayed December 31, 2005 Form 10-K filing as permitted under the NYSE's rules. 2. The Exchange's Listed Company Manual, Section 802.01E provides that in the case of a company that fails to file its annual report (Forms 10-K, 10-KSB, 20-F, 40-F or N-CSR) with the SEC in a timely manner, if the Exchange deems it necessary or appropriate in the public interest or for the protection of investors, trading in any security can be suspended immediately. 3. The Exchange, on October 2, 2006, determined that the Securities should be suspended from trading before the opening of the trading session on October 3, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on September 29, 2006. 4. Pursuant to the above authorization, a press release was issued on October 2, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on October 2, 2006 of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on October 3, 2006. 5. The Company had a right to appeal to a Committee of the Board of Directors the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on October 3, 2006.